March 25, 2026

Rick Dunn
Chief Financial Officer
Satellogic Inc.
210 Delburg Street
Davidson, NC 28036

        Re: Satellogic Inc.
            Registration Statement on Form S-3
            Filed March 19, 2026
            File No. 333-294446
Dear Rick Dunn:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:    Zack Davis